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                 June 6, 2024

       Austen Lambrecht
       Chief Executive Officer
       1606 Corp.
       2425 E. Camelback Rd, Suite 150
       Phoenix, AZ 85016

                                                        Re: 1606 Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on June 4,
2024
                                                            File No. 333-279940

       Dear Austen Lambrecht:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian Higley